EXHIBIT 99.1

Portage Biotech Receives Extension of Time to Attain Compliance With Stock Exchange Continued Listing Requirements

DOVER, Del., Feb. 12, 2025 (GLOBE NEWSWIRE) -- Portage Biotech, Inc. (“Portage” or the “Company”) (NASDAQ: PRTG), a clinical-stage immuno-oncology company with a portfolio of innovative therapeutics, today announced that on February 11, 2025, it received notification from The Nasdaq Stock Market, LLC (“Nasdaq”) that Nasdaq has accepted Portage’s compliance plan and has granted the Company the extension to regain compliance with the continued listing standards on The Nasdaq Capital Market (the “Capital Market”) as set forth in Nasdaq Listing Rule 5550(b)(1) whereby the minimum shareholders’ equity is at least $2.5 million or meet either of the alternative continued listing standards for the Capital Market, relating to market value of listed securities of at least $35 million or net income from continued operations of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

Nasdaq will periodically review Portage’s adherence to the plan milestones. If Portage is not in compliance with the continued listing standards by June 9, 2025, or if Portage does not make progress consistent with the plan during the plan period, Nasdaq will initiate delisting proceedings as appropriate. At that time, the Company may appeal Nasdaq’s determination to a Hearings Panel.

About Portage Biotech, Inc.
Portage Biotech is a clinical-stage immuno-oncology company advancing a pipeline of novel biologics to transform the immune system’s ability to fight cancer. For more information, visit www.portagebiotech.com.

Forward-Looking Statements
All statements in this news release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the risk that the Company may not secure financing, the uncertainty of the Company’s ability to continue as a going concern, and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024 and “Business Environment – Risk Factors” in the Company’s Management’s Discussion and Analysis for the Three and Six Months ended September 30, 2024 filed as Exhibit 99.2 to the Company’s Form 6-K. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

For More Information:
Portage Biotech
Alexander Pickett, Chief Executive Officer
ir@portagebiotech.com